

6900 Paseo Padre Parkway
Fremont, California 94555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held
August 9, 2005

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Network Equipment Technologies, Inc., doing business as net.com ("net.com" or the "Company"), a Delaware corporation, will be held on Tuesday, August 9, 2005, at 10:00 a.m., local time, at the principal offices of net.com, 6900 Paseo Padre Parkway, Fremont, California 94555, for the following purposes:

1. To elect Frederick D. D'Alessio and C. Nicholas Keating, Jr. as Class III Directors to serve until the Annual Meeting of Stockholders in the year 2008 and until a successor, if any, is elected or appointed, or until death, resignation or removal.

2. To approve an amendment to the Company's 1993 Stock Option Plan.

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on June 16, 2005 are entitled to notice of and to vote at the Annual Meeting and at any continuation or adjournment of the Annual Meeting.

By order of the Board of Directors,

Fremont, California
June 30, 2005

HUBERT A.J. WHYTE
President and Chief Executive Officer

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO VOTE, SIGN, AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR VOTE VIA TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD.



6900 Paseo Padre Parkway
Fremont, California 94555

PROXY STATEMENT

For the Annual Meeting of Stockholders

To Be Held

August 9, 2005

The enclosed Proxy is solicited by the Board of Directors (the "Board") of Network Equipment Technologies, Inc., doing business as net.com ("net.com" or the "Company"), for use at the Annual Meeting of Stockholders to be held at 10:00 a.m. on August 9, 2005 (the "Annual Meeting"), at the principal offices of net.com located at 6900 Paseo Padre Parkway, Fremont, California 94555 and at any postponement or adjournment thereof. Stockholders of record on June 16, 2005 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting.

net.com intends to mail this Proxy Statement and accompanying proxy card (the "Proxy Card"), together with the Annual Report to stockholders, on or about July 1, 2005. As of the Record Date, there were 24,779,294 shares of the Common Stock of net.com ("Common Stock") outstanding and entitled to vote.

Voting

If you properly mark, sign and return the enclosed Proxy Card, the shares represented on the card will be voted at the Annual Meeting in accordance with your instructions. You are entitled to one (1) vote for each share of Common Stock held by you. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, however, and your broker holds your shares in its name, the broker is permitted to vote your shares on the election of Directors even if the broker does not receive voting instructions from you.

Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting. A majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting must be present in person or by proxy in order for there to be a quorum at the Annual Meeting. The vote required for the election of Directors is described below. Broker non-votes are not counted or deemed to be present for voting purposes or represented for purposes of determining whether that matter has been approved by stockholders.

Instead of submitting a signed Proxy Card, you may submit your proxy by phone or over the Internet using the control number and instructions accompanying the Proxy Card. Telephone and Internet proxies must be used in conjunction with, and will be subject to, the information and terms contained on the Proxy Card. These procedures may also be available to stockholders who hold their shares through a broker, nominee, fiduciary or other custodian.

Any person giving a proxy has the power to revoke it at any time before its exercise at the Annual Meeting by delivering to the Secretary of net.com at 6900 Paseo Padre Parkway, Fremont, California 94555, a written revocation or a duly executed Proxy Card bearing a later date, or by attending the Annual Meeting and voting in person.

Solicitation

net.com will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement and any additional solicitation materials furnished to stockholders. The Company does not presently intend to solicit Proxies other than by mail. However, the Company may elect to have an outside solicitor conduct the solicitation of Proxies and to pay the solicitor for its services.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Election of Directors

The Certificate of Incorporation of net.com provides for a classified board of directors. The Board is divided into three classes, designated as Class I, Class II and Class III. The current terms for each of these three classes expire at the 2006, 2007 and 2005 Annual Meeting of Stockholders, respectively. Under the Bylaws of net.com, the Board may consist of between five and eight Directors, the exact number of Directors to be determined by the Board within the specified limits. The number of Directors is currently set at seven.

The nominees for Class III Directors are Frederick D. D'Alessio and C. Nicholas Keating, Jr. They have agreed to serve if elected, and management has no reason to believe that Messrs. D'Alessio and Keating will be unable to serve. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Messrs. D'Alessio and Keating. If any nominee becomes unwilling or unable to serve as a Director, Proxies may be voted for a substitute designated by the Board. The two candidates receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected Class III Directors of net.com. Abstentions and broker non-votes are not counted for the purposes of the election of Directors. The Class III Directors elected at the Annual Meeting will hold office until the Annual Meeting of Stockholders in the year 2008 and until a successor, if any, is elected or appointed, or until death, resignation or removal.

The Board of Directors recommends a vote FOR Proposal No. 1.

Nominees and Continuing Directors

Set forth below is information regarding the Directors of net.com, including the nominees for re-election.

Nominees for Re-Election	Age	Director Since	Class and Year Current Term Expires
Frederick D. D'Alessio	56	2005	Class III – 2005 *
C. Nicholas Keating, Jr.	63	2001	Class III – 2005 *

* If re-elected, their terms will expire in 2008.

Other Directors			
David R. Laube	57	2001	Class I – 2006
Hubert A. J. Whyte	54	1999	Class I – 2006
Dixon R. Doll	62	1984	Class II – 2007
Peter Sommerer	56	2000	Class II – 2007
Thomas Rambold*	58	2001	Class III – 2005

* Mr. Rambold is not standing for re-election. His term will expire on August 9, 2005.

The following individuals have been nominated for election to the Board or will continue to serve on the Board after the Annual Meeting:

Frederick D. D'Alessio has been a Director of net.com since January 2005. Since 2002, he has served as a General Partner of Capital Management Partners, a consultancy for early stage communications companies. From 1971 to 2001, he held various management positions with Bell Atlantic and its related entities, serving most recently as president of the Advanced Services Group for Verizon Communications, which included Verizon's long distance, DSL and internet service provider businesses, from July 2000 to November 2001, and as group president, consumer services, for Bell Atlantic Communications from December 1998 to June 2000. He also sits on the board of directors of Spirent plc and Aware, Inc., as well as two privately held companies.

Dixon R. Doll has been a Director of net.com since April 1984 and became the Company's Chairman of the Board in August 2002. In December 1996, he founded Doll Capital Management, a private venture capital firm that invests in entrepreneurial companies in the information technology and communications markets, where he serves as Managing General Partner. From September 1994 to December 1996, Dr. Doll was actively engaged in venture capital activities as a private investor. From September 1985 to September 1994, Dr. Doll was a partner of Accel Partners, a private venture capital firm. Dr. Doll holds a Bachelor of Science degree in electrical engineering from Kansas State University and Master of Science and Ph.D. degrees in electrical engineering from the University of Michigan. Dr. Doll is also a director of several privately held companies.

C. Nicholas Keating, Jr. has been a Director of net.com since November 2001. He was appointed President and CEO of IP Infusion Inc. in October 2000. In February 2004, he retired from IP Infusion but served on its Board of Directors until early 2005. In 1999 Mr. Keating became President and CEO of US Search.com, a web-based provider of on-line information services to corporate and professional users. From 1993 to 1998, Mr. Keating was an advisor to a number of worldwide organizations, including Integrated Telecom Technologies and Lucent Technologies. From 1987 to 1993, Mr. Keating was a Vice President and corporate officer of Network Equipment Technologies. Mr. Keating also serves on the Board of Directors of Foundry Networks and is a Trustee of the Asian Art Museum of San Francisco. He received his BA and MA from American University and was a Fulbright scholar. Mr. Keating also serves on the Board of two privately held companies.

David R. Laube has been a Director of net.com since April 2001. He is currently executive in residence for the school of business at the University of Colorado at Denver. He is a CPA and is active in consulting in the fields of telecommunications and information technology. Mr. Laube spent 17 years as a senior executive at U S WEST (now part of Qwest Communications). Over his last five years at U S WEST, Mr. Laube was the Vice President and Chief Information Officer, leading the largest Information Technologies organization in Colorado. Mr. Laube is a Phi Beta Kappa graduate of the University of Washington with a Bachelor of Arts in finance and holds an MBA from the Wharton School of Business at the University of Pennsylvania. In 2004, Mr. Laube was awarded an honorary doctorate by the University of Colorado. He also serves on the Board of Directors of Carrier Access Corporation.

Peter Sommerer has served as a Director of net.com since April 2000. He is currently President and majority shareholder of Erlauf Holdings Ltd., a private equity investment company located in Canada. In the period from 1996 to 2004 he founded, obtained financing for, and served as Chairman of three Internet oriented companies: GoodContacts, a contact management software company acquired by Reunion.com in 2004; Coventus, an internet-based service for business travelers, which was liquidated in 2001; and Vienna Systems, a pioneer of voice-over-Internet technology acquired by Nokia in 1998. From 1990 to 1998 Mr. Sommerer served as President, COO, Director and Vice-Chairman of Newbridge Networks Corporation, which was subsequently acquired by Alcatel. Prior to Newbridge, he served in a number of technical, administrative and general management roles at Mitel Corporation and ITT Austria, now also part of Alcatel. Mr. Sommerer currently serves on the Board of Directors of Nuvo Networks and two privately held companies.

Hubert A.J. Whyte has served as a Director of net.com since June 1, 1999, when he joined net.com as its President and Chief Executive Officer. From 1994 until he joined net.com, Mr. Whyte served as President and CEO of Advanced Computer Communications ("ACC"), a manufacturer of wide area internetworking products. Prior to joining ACC, he was Vice President and General Manager of the Access Products unit of Newbridge Networks Corporation. Earlier in his career, Mr. Whyte gained industry experience with British Telecom, Ericsson, Shell Oil, Business Intelligence Services, Mitel and Siemens.

Director Nomination

Criteria for Board Membership. In recommending candidates for appointment or re-election to the Board, the Nominating/Corporate Governance Committee (referred to in the following discussion as the "Nominating Committee") considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the Directors are independent under the rules of the New York Stock Exchange (the "NYSE"), that members of the Company's Audit Committee meet the financial literacy requirements under the rules of the NYSE, and that at least one member of the Audit Committee has accounting or related financial management expertise and qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission (the "SEC"). Nominees for Director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and the industry in which it operates, willingness to devote adequate time to Board duties, the interplay of the candidate's experience and skills with those of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any of its committees. In addition, no Director may serve on more than a total of six boards of directors of public companies (including service on the Company's Board).

Stockholder Nominees. The Nominating Committee will consider written proposals from stockholders for nominees for Director. Any such nominations should be submitted to the Nominating Committee c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Common Stock which are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Bylaws of the Company and under the caption, "Stockholder Proposals for 2006 Annual Meeting" below.

Process for Identifying and Evaluating Nominees. In connection with each Director nomination recommendation, the Nominating Committee will consider the issue of continuing Director tenure and take appropriate steps to ensure that the Board maintains an openness to new ideas and a willingness to critically re-examine the status quo. An individual Director's re-nomination is dependent upon such Director's performance as evaluated by the Nominating Committee. Provided a Director's performance has been satisfactory, the Nominating Committee will ordinarily renominate incumbent Directors who continue to be qualified for Board service and are willing to continue as Directors. At such time as candidates are required for nomination to the Board, such as if an incumbent Director is not standing for re-election, the Nominating Committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the company and, if the Nominating Committee deems appropriate, a third-party search firm. The Nominating Committee will evaluate each candidate's qualifications and candidates will be interviewed by at least one member of the Nominating Committee. Candidates meriting serious consideration will meet with the other members of the Board, who will provide input to the Nominating Committee. Based on this information, the Nominating Committee will evaluate which of the prospective candidates is qualified to serve as a Director and whether the committee should recommend to the Board that this candidate be appointed to fill a current opening on the Board, or presented for the approval of the stockholders, as appropriate. The Company has never received a proposal from a stockholder to nominate a Director. Although the Nominating Committee has not adopted a formal policy with respect to the evaluation of stockholder nominees, the Company expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

Board Nominees for the 2005 Annual Meeting. Each of the nominees listed in this Proxy Statement are current Directors standing for re-election and were recommended for selection by the Nominating Committee and were selected by the Board.

Board Committees and Meetings

There are currently three committees of the Board: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Compensation is paid and stock options are granted as set forth below to members of each committee, all of whom are non-employee Board members. Audit Committee members are Messrs. D'Alessio, Doll, Keating, Laube, and Sommerer. Compensation Committee members are Messrs. D'Alessio, Doll, and Laube. Nominating/Corporate Governance Committee Members are Messrs. Laube, Keating and Sommerer.

The purpose of the Audit Committee is to assist the oversight by the Board of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditors; and prepare the report of the Committee to be included in the Company's annual proxy statement. The Compensation Committee has direct responsibility to review and approve the compensation of the Company's chief executive officer (the "CEO"); make recommendations to the Board with respect to non-CEO compensation, incentive-compensation, and equity-based plans; and produce an annual report on executive compensation for inclusion in the Company's proxy statement. The purpose of the Nominating/Corporate Governance Committee is to identify individuals qualified to serve as members of the Board, recommend for selection by the Board nominees for election as Directors of the Company, evaluate the Board's performance, develop and recommend to the Board a set of corporate governance principles applicable to the Company, and provide oversight with respect to corporate governance. Each of the three committees operates under a written charter adopted by the Board. The charters are available at our website (www.net.com) or in print to any stockholder who requests a copy.

During the fiscal year ended March 25, 2005, the Board held five meetings, the Audit Committee held seven meetings, the Compensation Committee held five meetings and the Nominating/Corporate Governance Committee held one meeting. Each incumbent Director attended 75% or more of the number of meetings of the Board and of the number of meetings of the Committees on which he served during the fiscal year. The Board schedules regular executive sessions in which non-management Directors meet without management participation. Such meetings are presided over by the Chairman of the Board or another non-management Director designated by the Chairman of the Board. The Company encourages all Directors to attend the annual stockholder meetings. Two of our Directors attended the 2004 annual meeting.

Director Independence; Financial Experts

Messrs. D'Alessio, Doll, Keating, Laube, and Sommerer have no relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) other than as members of the Board and holders of Company stock and stock options, and the Board has determined that each of them is "independent" within the standards of current NYSE rules. There are no family relationships among executive officers and/or Directors of net.com. The Board has determined that each member of the Audit Committee meets the standards for independence of audit committee members under current rules of the SEC, and that Messrs. Doll, Keating, Laube, and Sommerer are each an "audit committee financial expert" as defined under SEC rules.

Communications with Directors

Persons who wish to communicate with our Directors, to report complaints or concerns related to accounting, internal accounting controls or auditing, or to make their concerns known to non-management Directors, may do so using our Whistleblower System. A complaint or concern may be submitted either online through the Whistleblower System at the Internet address www.net.com/wb, or by mail addressed to Whistleblower Compliance Officer, c/o Legal Dept., net.com, 6900 Paseo Padre Parkway, Fremont, CA 94555.

Director Compensation

Each non-employee Board member receives $18,000 per year as compensation for his annual Board service. In addition, each non-employee Board member receives $1,000 for attendance at each meeting of the Board and $1,000 for attendance at a meeting of any standing Committee of the Board for which compensation is paid and on which the Director serves. Committee Chairs receive a total fee of $2,000 for attending a meeting of their committee. The Chairman of the Board receives $1,000 per Board meeting attended and $3,000 per month for serving in that capacity. Non-employee Board members are eligible for reimbursement of expenses for attending Board meetings or for attending any Committee meetings.

Non-employee Directors are eligible to participate in the Automatic Option Grant Program ("Automatic Grant Program" or "Program") of the 1993 Stock Option Plan (the "1993 Option Plan"). The 1993 Option Plan provides that on the date of each annual meeting: (i) each non-employee Director who is elected to the Board at such annual meeting, whether first elected or re-elected, is automatically granted an option to purchase 12,000 shares of Common Stock; (ii) each non-employee Director who serves on, or first becomes a member of, an active standing committee of the Board at the time of the annual meeting is automatically granted an option to purchase 4,000 shares of Common Stock; and (iii) each non-employee Director who serves as, or first becomes, a chairperson of an active standing committee of the Board is automatically granted an option to purchase 4,000 shares of Common Stock. A prorated number of shares is awarded in the event of appointment on a date other than the date of an Annual Meeting. The Company has proposed an amendment to the Automatic Grant Program for adoption at the Annual Meeting. See Proposal No. 2 in this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2005, or any other time, an officer or employee of the Company. Mr. Keating, who was an officer of the Company from 1987 to 1993, served as a member of the Compensation Committee from January 15, 2002 until June 28, 2002. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of the Board or the Compensation Committee.

Code of Ethics and Corporate Governance Documents

The Company has adopted a Code of Business Conduct that applies to all Directors, officers and employees, including its principal executive officer, principal financial officer and controller. This Code of Business Conduct meets the requirements of the SEC Rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002 for a code of ethics. Our corporate governance documents, including our Corporate Governance Guidelines and our Code of Business Conduct, are available at our website (www.net.com) or in print to any stockholder who requests a copy.

Stock Ownership of Five Percent Stockholders, Directors, and Executive Officers

The following table sets forth certain information as of June 16, 2005 (except as otherwise noted), regarding ownership of net.com's Common Stock by (i) each person known by net.com to be the beneficial owner of five percent (5%) or more of net.com's Common Stock, (ii) each Director, including the nominees for Director, (iii) each current executive officer of net.com who is also named in the Summary Compensation Table (each, a "Named Executive Officer"), and (iv) all Directors and executive officers of net.com as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the table, the address of each individual listed in the table is net.com, 6900 Paseo Padre Parkway, Fremont, CA 94555.

Five Percent (5%) Stockholders, Directors, Named Executive Officers, and all Directors and Executive Officers as a Group	Approximate Number of Shares	Percentage of Outstanding Shares
5% Stockholders		
East Peak Partners, L.P; JGE Capital Management, LLC; and Jeffrey G. Edwards (1)	2,784,220	11.2%
R. Eliot King & Associates Incorporated and John K. Nelson (2)	2,352,025	9.5
Kopp Investment Advisors, LLC; Kopp Holding Company, LLC; Kopp Holding Company; and LeRoy C. Kopp (3)	2,223,799	9.0
KCM Investment Advisors (4)	1,774,165	7.2
Royce & Associates, Inc. (5)	1,716,700	6.9
Dimensional Fund Advisors, Inc. (6)	1,471,916	5.9
Directors and Executive Officers		
Frederick D. D'Alessio (7)	1,166	*
Dixon R. Doll (8)	271,929	1.1
Stephen T. Gleave (9)	78,305	*
C. Nicholas Keating, Jr. (10)	23,138	*
Gary L. Lau (11)	196,117	*
David R. Laube (12)	67,277	*
John F. McGrath (13)	138,471	*
Thomas Rambold (14)	20,667	*
Jeffrey M. Range (15)	122,360	*
Peter Sommerer (16)	53,803	*
Hubert A.J. Whyte (17)	812,183	3.3
All Executive Officers and Directors as a group as of June 16, 2005 (13 persons) (18)	2,067,401	8.3

* Represents less than 1% of the outstanding shares.

(1) This information was acquired from publicly available information filed with the SEC as of March 18, 2005. Based on the information filed, the aggregate number of shares that East Peak Partners, L.P. owns beneficially is 2,700,000 shares, which constitutes 10.9% of the outstanding Common Stock. Because of its position as the sole general partner of East Peak, JGE Capital Management LLC may be deemed to be beneficial owner of 2,719,500 shares, which constitutes 11.0% of the outstanding Common Stock. Because of his position as the control person of JGE Capital, Mr. Edwards may be deemed to be beneficial owner of 2,784,220 shares, which constitutes 11.2% of the outstanding Common Stock. Each entity has sole voting and dispositive power with respect to all of the shares beneficially owned by such entity. The address for these entities is 101 California Street, Suite 4050, San Francisco, CA 94111.

(2) This information was acquired from publicly available information filed with the SEC as of February 9, 2005. Based on the information filed, R. Eliot King & Associates has beneficial ownership of 2,136,700 shares, which constitutes 8.6% of the outstanding Common Stock, with shared voting and dispositive power as to all such shares; and Mr. Nelson has beneficial ownership of 2,352,025 shares, which constitutes 9.5% of the outstanding Common Stock, with sole voting and dispositive power as to 215,325 of such shares, and shared voting and dispositive power as to 2,136,700 of such shares. The address for these entities is 3000 Sand Hill Road, #2-245, Menlo Park, CA 94025.

(3) This information was acquired from publicly available information filed with the SEC as of January 25, 2005. Based on the information filed, Kopp Investment Advisors, LLC has beneficial ownership of 1,508,799 shares, which constitutes 6.1% of the outstanding Common Stock, with sole voting power as to 1,320,699 of such shares, sole dispositive power as to 550,000 of such shares, and shared dispositive power as to 858,799 of such shares (of these 858,799 shares, the reporting entity exercises investment discretion but is not the owner). Kopp Holding Company, LLC and Kopp Holding Company each also report beneficial ownership of 1,508,799 shares, but no voting or dispositive power as to any of such shares. LeRoy C. Kopp reports beneficial ownership of 2,223,799 shares, which constitutes 9.0% of the outstanding Common Stock, with sole voting and dispositive power as to 815,000 of such shares. The address for these entities is c/o Kopp Investment Advisors, Inc., 7701 France Avenue South, Suite 500, Medina, MN 55435.

(4) This information was acquired from publicly available information filed with the SEC as of November 10, 2005. Based on this filing, KCM Investment Advisors has sole voting and dispositive power with respect to all of the shares shown opposite its name. The address for KCM Investment Advisors is 300 Drake's Landing Road, #190, Greenbrae, CA 94904.

(5) This information was acquired from publicly available information filed with the SEC as of February 1, 2005. Based on this filing, Royce & Associates, Inc. has sole voting and dispositive power with respect to all of the shares shown opposite its name. The address for Royce & Associates is 1414 Avenue of the Americas, New York, NY 10019.

(6) This information was acquired from publicly available information filed with the SEC as of February 9, 2005. Based on this filing, Dimensional Fund Advisors, Inc. has sole voting and dispositive power with respect to all of the shares shown opposite its name. The address for Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(7) Consists solely of shares issuable under options exercisable within 60 days of June 16, 2005.

(8) Includes 145,332 shares issuable under options exercisable within 60 days of June 16, 2005. Also includes 4,800 shares owned by International Synergies, Ltd., a corporation in which Dr. Doll has a beneficial interest.

(9) Consists solely of shares issuable under options exercisable within 60 days of June 16, 2005.

(10) Consists solely of shares issuable under options exercisable within 60 days of June 16, 2005.

(11) Consists solely of shares issuable under options exercisable within 60 days of June 16, 2005.

(12) Includes 42,277 shares issuable under options exercisable within 60 days of June 16, 2005.

(13) Consists solely of shares issuable under options exercisable within 60 days of June 16, 2005.

(14) Consists solely of shares issuable under options exercisable within 60 days of June 16, 2005.

(15) Consists solely of shares issuable under options exercisable within 60 days of June 16, 2005.

(16) Includes 48,803 shares issuable under options exercisable within 60 days of June 16, 2005.

(17) Includes 765,303 shares issuable under options exercisable within 60 days of June 16, 2005.

(18) Includes 1,856,206 shares issuable under options exercisable within 60 days of June 16, 2005. See notes (7) through (17) above.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary of Cash and Certain Other Compensation

The following table sets forth the compensation earned by net.com's CEO and each of net.com's four other most highly compensated executive officers during fiscal 2005 (the "Named Executive Officers"), all of whom were employed with net.com on March 25, 2005, for services rendered in all capacities to net.com for each of the last three fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Annual Compensation		Long-Term Compensation Securities Underlying Options (#)	All Other Compensation (1)
		Salary ($)	Bonus ($)		
Hubert A.J. Whyte	2005	$400,000	$ –	100,000	$ 10,122
President and Chief	2004	400,000	–	–	9,114
Executive Officer	2003	400,000	–	180,000	8,742
Stephen T. Gleave	2005	240,000	–	40,000	6,909
Vice President, Marketing	2004	240,000	–	–	6,515
	2003	172,615	60,000	135,000	5,052
Gary L. Lau	2005	345,626 (2)	–	50,000	11,202
Senior Vice President,	2004	403,106 (2)	–	–	9,317
Worldwide Sales & Service	2003	384,170 (2)	–	129,000	7,536
John F. McGrath	2005	229,154	17,500	40,000	6,899
Vice President &	2004	215,000	30,000	–	7,243
Chief Financial Officer	2003	215,000	55,000	45,000	7,565
Jeffrey M. Range	2005	230,000	20,000	50,000	5,503
Vice President, Operations	2004	230,000	25,000	–	5,364
	2003	230,000	70,000	40,000	148,198 (3)

(1) The amounts reported include net.com's contributions to the Company's 401(k) plan of up to $1,500 per year, an automobile allowance, and supplemental premiums for group life insurance, but do not include the following perquisites: reimbursement for financial advisory services of up to $2,500 per year, and reimbursement for travel expenses of accompanying spouses on certain business trips.

(2) The amounts reported include commission income of $145,626, $170,803, and $230,319 in fiscal 2005, 2004 and 2003, respectively, earned during but paid after the ends of the fiscal years.

(3) Represents amounts paid to Mr. Range for relocation assistance during fiscal 2003.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

The following table shows all grants of options to the Named Executive Officers in fiscal 2005 under the 1993 Option Plan. The percentage of options is based on an aggregate of 1,363,750 options granted by the Company during fiscal 2005 to the Company's employees, including the Named Executive Officers. Pursuant to SEC rules, the table also shows the potentially realizable dollar value of options granted at the end of the option terms (ten years) if the stock price were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table.

	Individual Grants					
Name	**Number of Securities Underlying Options Granted**	**Percent of Total Options Granted to Employees in Fiscal Year**	**Exercise or Base Price ($/Share)**	**Expiration Date**	**Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)**	
					5%	**10%**
Hubert A.J. Whyte	100,000	7.3%	$6.71	08/10/2014	$ 421,988	$1,069,401
Stephen T. Gleave	40,000	2.9%	$6.71	08/10/2014	$ 168,795	$ 427,760
Gary L. Lau	50,000	3.7%	$6.71	08/10/2014	$ 210,994	$ 534,700
John F. McGrath, Jr.	40,000	2.9%	$6.71	08/10/2014	$ 168,795	$ 427,760
Jeffrey M. Range	50,000	3.7%	$6.71	08/10/2014	$ 210,994	$ 534,700

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information concerning the exercise of options during fiscal 2005 and unexercised options held as of the end of such year by the Named Executive Officers. The value realized is based on the fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options are based on a value of $7.10 per share, the last reported sale price of the Common Stock on the New York Stock Exchange on March 25, 2005 (the last day of fiscal 2005), minus the per share exercise price, multiplied by the number of shares underlying the option.

	Shares Exercised		**Number of Securities Underlying Unexercised Options at FY-End (#)**		**Value of Unexercised In-The-Money Options at FY-End ($)**	
Name	**Number**	**Value**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Hubert A. J. Whyte	0	N/A	736,416	142,084	$298,747	$209,443
Stephen T. Gleave	16,000	$73,124	61,500	77,500	$134,536	$148,994
Gary L. Lau	0	N/A	174,718	101,482	$282,959	$128,239
John F. McGrath, Jr.	0	N/A	120,833	64,167	$392,922	$113,228
Jeffrey M. Range	10,000	$36,480	101,667	78,333	$169,200	$ 91,700

Equity Compensation Plan Information

The following table sets forth information as of March 25, 2005 with respect to the equity compensation plans under which the Common Stock is authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	3,304,141	$8.1694	1,923,349
Equity compensation plans not approved by security holders (2)	3,519,959	$7.7801	1,708,691
Total	6,824,100	$7.9686	3,632,040

(1) Includes the 1993 Option Plan and the 1998 Employee Stock Purchase Plan.

(2) Includes the 1993 U.K. Stock Option Plan, the 1997 Stock Option Program and the 2002 N.E.T. Europe Ltd. Employee Stock Purchase Plan.

The material terms of the Company's plans are described, in accordance with the requirements of the Statement of Financial Accounting Standards No. 123, in a footnote to the Company's financial statements which appears in Note 10: "Capital Stock" of the Company's Form 10-K filed on June 3, 2005. This information is incorporated herein by reference.

Employment Contracts

Each of net.com's executive officers, including Mr. Whyte, has an agreement ("Change of Control Agreement") with net.com that provides for immediate vesting of all the executive officer's outstanding stock options in the event of the termination of the executive officer's employment within one year after a Corporate Transaction or Change of Control as those terms are defined in the 1993 Option Plan. No other compensation is provided for under the terms of these agreements upon a Corporate Transaction or a Change of Control.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, net.com's Directors, executive officers and any persons holding more than 10% of net.com's Common Stock are required to report initial ownership of the Common Stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC and net.com is required to disclose in this Proxy Statement any failure to file by these dates. Based upon (i) the copies of Section 16(a) reports which net.com received from such persons for their fiscal 2005 transactions, and (ii) the written representations received from one or more of such persons, net.com believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, Directors and 10% beneficial owners for fiscal 2005.

REPORT OF THE COMPENSATION COMMITTEE

Introduction

net.com's compensation programs are administered by the Compensation Committee of the Board. The Compensation Committee reviews and approves the compensation of the Company's CEO, and makes recommendations to the Board with respect to non-CEO compensation, incentive-compensation, and equity-based plans. The Compensation Committee is composed entirely of outside Directors. No member of the Compensation Committee was at any time during fiscal 2005, or any other time, an executive officer of net.com. Mr. Keating, who served as a corporate officer of the Company from 1987 to 1993 was a member of the Compensation Committee from January 15, 2002 until June 28, 2002.

Compensation Philosophy and Objectives

The Compensation Committee operates under a compensation philosophy designed to attract and retain qualified executive officers and other key employees critical to net.com's success. Part of the Compensation Committee's philosophy is to reward performance. The Compensation Committee also considers the competitive environment for executive and other employees. Incentive and other compensation programs for all employees are performance-based with a focus on both individual and company performance. For executive officers, incentive cash compensation amounts (excluding commission payments to sales executives) are more heavily dependent on Company achievements than on individual performance and require the Company to achieve designated financial targets.

With the philosophy as a guide, net.com's executive compensation programs are designed to meet the following objectives:

1. Compensation should aid in attracting and retaining executive officers with competitive total compensation packages that take into account compensation practices of competitive companies.

2. Compensation should align the financial interests of executive officers with those of stockholders by providing equity-based, long-term incentives.

3. Compensation should reflect corporate-wide performance. Executive officers should have a substantial portion of their variable compensation be dependent upon company financial performance and meeting other key objectives for the success of net.com.

4. Compensation should reflect individual performance. Those executive officers that meet identified goals and objectives and perform at a higher level will be rewarded accordingly. Executives who fail to meet identified goals and objectives will have that fact reflected in their compensation.

Compensation Factors

There are three components to net.com's executive officer compensation: 1) base salary; 2) incentive compensation; and 3) long-term equity-based incentives.

In setting the compensation levels of the executive officers, including the CEO, the Compensation Committee works with net.com's Human Resources Department. Human Resources retains outside consultants to provide them with compensation surveys and other competitive data. Competitive data focuses on net.com's direct competitors as well as networking companies generally in the Silicon Valley where net.com is headquartered. In setting the compensation for other executive officers, the CEO makes recommendations to the Compensation Committee supported by competitive and other information provided by the Human Resources Department. The Compensation Committee makes all final decisions regarding executive compensation and acts in its sole discretion, except that the other independent Directors participate in decisions regarding CEO compensation.

- *Base Salary.* Base salaries are evaluated annually for all executive officers, including the CEO. The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at companies that compete with the Company for business and executive talent, and the incentives necessary to attract and retain qualified management. The Company's performance does not play a significant role in the determination of base salary. During the Company's 2005 fiscal year, no salaries of executive officers were increased, except that the Senior Vice President of Worldwide Sales received a salary increase in connection with his promotion to that position at the end of the fiscal year. The base salary for executive officers is targeted at the sixtieth (60th) percentile of salaries for comparable positions in companies that compete with the Company for executive talent. The Compensation Committee believes that net.com's most direct competitors for executive talent are not necessarily the companies that net.com uses in a comparison for stockholder returns. As a result, the compensation comparison group is not the same as the industry group index in the Stock Performance Graph appearing later in this Proxy Statement.

- *Incentive Compensation.* Net.com's executive officers along with all employees are eligible to participate in the Company's incentive compensation program. Awards to executive officers are based upon a percentage of base salary and are determined by measuring the performance of the Company relative to certain goals for profitability and individual performance of certain key strategic objectives for the Company. Individual performance is measured against objectives established early in the fiscal year. These objectives are reviewed periodically throughout the fiscal year and may be modified or new objectives added if the CEO or the Compensation Committee determines that changes are in the best interest for achieving overall company objectives. In addition, the Committee has from time to time, including in fiscal 2005, approved special bonus incentives for particular officers, generally in connection with specific projects. Mr. Lau received commissions based on total revenue and profitability derived under his supervision. These commissions typically represent a material part of his overall cash compensation package, and the Compensation Committee believes it is appropriate and comparable to those received by similarly situated sales officers of high technology companies of comparable size and market capitalization.

- *Long-term equity based compensation.* The 1993 Option Plan provides executive officers with incentives to maximize stockholder value and manage net.com from the viewpoint of our stockholders by providing an equity stake in the company. Awards under this plan can take the form of stock options, restricted stock or stock appreciation rights. In determining the number of shares subject to the stock option grants to executive officers, as well as the vesting schedules of such options, the Compensation Committee considers various subjective factors primarily relating to the responsibilities of the individual officers, their expected future contributions, the number of shares owned by the officer that are already vested and the number that continue to be subject to vesting, and the vesting schedules and exercise prices of such shares or options. In addition, the Compensation Committee examines the level of equity incentives held by each officer relative to the other officers' equity positions and their tenure, responsibilities, experience and value to the Company. The Compensation Committee has established general guidelines for making option grants to executive officers based upon the above factors; however, the Compensation Committee does not strictly adhere to these guidelines and may vary the size of the option grant made to an executive officer as circumstances warrant.

CEO Compensation

Hubert A.J. Whyte became President, CEO and a Director of net.com on June 1, 1999. As described above for the Company's other executive officers, Mr. Whyte's base salary is based on a number of factors, including compensation levels at companies that compete with the Company for business and executive talent and the incentives necessary to attract and retain qualified management. Mr. Whyte's base salary for fiscal 2005 was $400,000 per year. The Compensation Committee may adjust Mr. Whyte's salary in the future, based upon comparative salaries of chief executive officers in the Company's industry, and other factors that may include the financial performance of the Company and Mr. Whyte's success in meeting strategic goals. In accordance with the formula for the incentive plan used for all executive officers, Mr. Whyte's fiscal 2005 incentive compensation was based on the actual financial performance of the Company. The Company did not achieve designated corporate financial objectives despite making good progress against established strategic objectives. As a result, Mr. Whyte did not receive an incentive award for fiscal 2005.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") limits net.com to a deduction for federal income tax purposes of no more than $1 million of compensation paid to executive officers named in the Summary Compensation Table in a taxable year. Compensation above $1 million may be deducted if it is "performance based" within the meaning of the Code. The Compensation Committee currently believes that the Company should be able to manage its executive compensation program so as to preserve the related federal income tax deductions, although individual exceptions may occur.

Compensation Committee Members

Dixon R. Doll, Chairman
Frederick D. D'Alessio
David R. Laube

Stock Performance Graph

The graph depicted below shows net.com's stock price as an index assuming $100 invested over the five year period beginning on March 31, 2000, along with the composite prices of companies listed in the S&P 500 Index and Nasdaq Telecommunications Index. All values assume reinvestment of the full amount of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



This section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for appointing and determining the compensation of the independent auditors to conduct the annual audit of net.com's accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies. Each of the members of the Audit Committee is independent, as defined under the current listing standards of the NYSE and the standards for independence of audit committee members under current SEC rules. The Audit Committee operates under a written charter prepared by the Audit Committee and adopted by the Board of Directors. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the U.S.

In this context and in connection with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited consolidated financial statements with the Company's management;

- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, Communication with Audit Committees, which includes, among other things, (i) methods used to account for significant unusual transactions; (ii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the accountants' conclusions regarding the reasonableness of those estimates; and (iv) disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements;

- met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;

- reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standard Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors their independence from the Company, and concluded that the non-audit services performed by Deloitte & Touche LLP are compatible with maintaining their independence; and

- instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for fiscal 2005 be included in the Company's Annual Report on Form 10-K for the year ended March 25, 2005, for filing with the SEC, and the Board of Directors approved such inclusion.


Audit Committee Members

Peter Sommerer, Chairman
Frederick D. D'Alessio
Dixon R. Doll
C. Nicholas Keating, Jr.
David R. Laube


Relationship with Independent Registered Public Accounting Firm

Deloitte & Touche LLP and its predecessors have acted as the Company's independent auditors since the Company's inception. In accordance with standard policy, Deloitte & Touche LLP periodically changes the individuals who are responsible for the Company's audit.

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Deloitte & Touche LLP for fiscal 2005 and 2004.

	2005	**2004**
Audit Fees (1)	$412,859	$417,250
Audit-Related Fees (2)	483,226	44,800
Tax Fees (3)	31,616	27,000
Total	$927,701	$489,050

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's financial statements and review of the Company's quarterly financial statement and audit services provided in connection with statutory or regulatory filings.

(2) Audit-related fees consist primarily of accounting consultations and additional professional services work that was performed by Deloitte & Touche LLP in its assessment of the Company's internal controls, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(3) Tax fees consisted primarily of tax compliance consultations and preparation of international tax returns.

Administration of the Engagement; Pre-Approval of Audit and Permissible Non-Audit Services

Before the independent registered public accounting firm is engaged by the Company to perform audit or permissible non-audit services, the engagement is approved by the Audit Committee. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may establish, either on an ongoing or case-by-case basis, pre-approval policies and procedures providing for delegated authority to approve the engagement of the independent registered public accounting firm, provided that the policies and procedures are detailed as to the particular services to be provided, the audit committee is informed about each service, and the policies and procedures do not result in the delegation of the audit committee's authority to management.

PROPOSAL NO. 2 – 1993 STOCK OPTION PLAN AMENDMENT

The Board believes that a competitive stock option plan is critical if the Company is to recruit and retain high quality Officers, Directors, key employees and consultants. In order for the Company to continue to recruit and retain qualified persons to serve as members of the Board and its Committees, the Board is recommending approval of the following amendments to the provisions of the 1993 Option Plan under which members of the Board receive stock option grants:

- Add a provision that upon first being elected or appointed to the Board, a new non-employee Director will be granted an initial option to purchase 30,000 shares of Common Stock. For equality, each current non-employee Director will also be granted an option to purchase 30,000 shares of Common Stock on the date of stockholder approval of the amendment. These grants are in addition to the option grants for ongoing service under existing provisions, which are for 12,000 shares every three years (each time elected to the Board for a three-year term) or, in the case of appointment outside of an annual meeting of stockholders, a pro-rata portion of 12,000 shares based on the length of the term remaining.

- Increase the annual grant for serving as the Chairperson of the Audit Committee from 4,000 to 8,000 shares.

- Remove the current limitation in the plan that Directors shall receive no other option grants or stock issuances under any Company stock plan.

These amendments were adopted by the Board on March 22, 2005, subject to stockholder approval at the Annual Meeting.

Background Regarding Proposed Amendments to the 1993 Option Plan

The Company uses stock options to recruit and retain well-qualified individuals to serve as non-employee Directors of the Company. Accordingly, the Company must be in a position to offer these non-employee Directors compensation packages that are tied, in part, to an increase in the return on equity to stockholders. The 1993 Option Plan provides for automatic grants of options to eligible non-employee Directors of the Company, which the Company relies on as the major source of compensation for such Directors. The proposed amendments will increase the size of the automatic grants to non-employee Directors and will remove the limitation that non-employee Directors cannot receive other option grants or stock issuances under any Company stock plan. The Company believes that without these amendments, the Company is at a severe disadvantage in its recruitment and retention of well-qualified non-employee Directors.

Description of the 1993 Option Plan

The terms and provisions of the 1993 Option Plan are described in Appendix A.

1993 Option Plan Benefits

The following table sets forth the number of options granted under the 1993 Option Plan, to the persons and groups named below, during the fiscal year ended March 25, 2005.

PLAN BENEFITS

Named Corporate Officers and Groups	Number of Options Granted	Exercise Price
Hubert A. J. Whyte, President and Chief Executive Officer	100,000	$6.71
Stephen T. Gleave, Vice President, Marketing	40,000	$6.71
Gary L. Lau, Sr. Vice President, Worldwide Sales and Service	50,000	$6.71
John F. McGrath, Jr., Vice President and Chief Financial Officer	40,000	$6.71
Jeffrey M. Range, Vice President, Operations	50,000	$6.71
Executive Group	355,000	$6.71
Non-Executive Officer Directors	82,999	$6.87*
Non-Executive Officer Employees	0	N/A

* Average exercise price per share.

Required Vote; Recommendation of the Board of Directors

The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting is required for approval of the above described amendments to the 1993 Option Plan.

The Board of Directors recommends a vote FOR Proposal No. 2.

FORM 10-K

The company will mail without charge, upon written request, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 25, 2005, including the financial statements, schedules, and list of exhibits. Requests should be sent to: Investor Relations, net.com, 6900 Paseo Padre Parkway, Fremont, CA 94555.

STOCKHOLDER PROPOSALS FOR 2006 PROXY STATEMENT

Proposals of stockholders that are intended to be presented at net.com's annual meeting of stockholders to be held in 2006 (the "2006 Annual Meeting") must be received by net.com no later than March 15, 2006 in order to be included, if appropriate, in the proxy statement and proxy relating to the 2006 Annual Meeting.

In addition, pursuant to net.com's Bylaws, in order for any stockholder to propose any business (including nominations for Director) at an annual meeting, such stockholder is required to provide net.com with advance written notice at least 60 days prior to such meeting (no later than June 8, 2006, assuming the 2006 Annual Meeting is held on August 8, 2006). The notice must contain certain information regarding such stockholder (and any nominee for Director), any arrangements between the stockholder and the nominee, and any other information regarding such nominee or each matter of business proposed by the stockholder that would be required to be disclosed in a Proxy Statement filed with the SEC for solicitations of proxies to approve such proposed business.

Any such proposals or notices should be directed to the attention of the Corporate Secretary, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway in Fremont, CA 94555.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying Proxy Card to vote the shares represented thereby on such matters in accordance with their best judgment.

By Order of the Board of Directors,



HUBERT A.J. WHYTE
President and Chief Executive Officer

June 30, 2005

DESCRIPTION OF THE
1993 OPTION PLAN

The terms and provisions of the 1993 Option Plan are summarized below. This summary does not purport to be complete and is qualified in its entirety by the 1993 Option Plan previously filed as an exhibit to our Annual Report on Form 10-K. Any stockholder may obtain copies of the 1993 Option Plan and proposed amendments upon written request to the Secretary of the Company at its corporate office in Fremont, California.

Shares subject to discretionary or automatic options are issued from the same share reserve. Options are granted to those individuals who the Company believes contribute to the management, growth and financial success of the Company and its subsidiaries.

All shares issued upon option exercises, whether or not the shares are subsequently repurchased by the Company pursuant to its repurchase rights, will reduce on a share-for-share basis the number of shares available for subsequent grants. However, if and when any options expire or terminate without exercise and issuance of the underlying shares, the number of shares subject to the expired or terminated options will again be available for subsequent grants.

Administration

The 1993 Option Plan is administered by the Compensation Committee (the "Committee") comprised of at least two non-employee members of the Board. Presently, Dixon R. Doll, Frederick D. D'Alessio and David R. Laube constitute the Committee. The Committee has sole and exclusive authority, subject to the provisions of the 1993 Option Plan, to determine the eligible individuals who are to receive discretionary options, the number of shares to be covered by each granted option, the dates on which the option is to become exercisable, and the term for which the option is to remain outstanding. The Committee also has the authority to determine whether, in accordance with the terms of the 1993 Option Plan, the granted option is to be an incentive stock option under the federal tax laws and to establish rules and regulations for proper plan administration.

The Committee cannot cancel outstanding options (except options granted automatically to non-employee Directors) and grant replacement options at a lower exercise price for the same or a different number of shares of Common Stock without Shareholder approval.

Discretionary Option Grants

The maximum number of shares of Common Stock subject to options that may be granted in any one year period to a participant under the 1993 Option Plan is 600,000. Options may be exercisable immediately or may become exercisable in cumulative increments over a period of months or years as determined by the Committee.

Generally, if an optionee's service to the Company terminates other than by reason of death or disability, vested options will remain exercisable for a period of three months following the optionee's termination. If an optionee dies or becomes disabled while an employee or Director of, or a consultant or independent contractor to, the Company, or within three months following termination other than for cause, the optionee's vested options will be exercisable for one year following death or disability, or if earlier, the expiration of the term of the option. The Committee may, in its discretion, either extend the exercise period for any option, but not beyond the expiration date, or accelerate the vesting of the option. The maximum period during which any option may remain outstanding may not exceed ten years.

Options are not assignable or transferable other than by will or by the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by the optionee. By the terms of the vesting schedule in option agreements signed by participants, discretionary options begin vesting one year after grant.

The option exercise price may be paid to the Company in cash or in shares of Common Stock valued at fair market value on the exercise date. Except for Executive Officers and Directors, the Committee can assist any optionee in the exercise of outstanding stock options by authorizing a loan from the Company or permitting the optionee to pay the option price in installments over a period of years.

In the event of certain "Corporate Transactions" (each as defined in the 1993 Option Plan), if outstanding options are not assumed by the successor corporation or parent thereof or replaced by an equivalent option to purchase stock of the successor corporation, then, subject to limitations imposed at the time of grant, the vesting of outstanding options will accelerate and the options will become fully exercisable. In addition, the Committee has discretion, either in advance of or at the time of a Change in Control (as defined in the 1993 Option Plan), to provide for the automatic acceleration of options upon the occurrence of a Change in Control or a Corporate Transaction such that the Options will be exercisable until the expiration of the option term. The Committee also has exercised its discretion to accelerate the vesting of options held by Officers terminated in conjunction with, or within one year after, a Change in Control, such that the Options will be exercisable until the expiration of the option term.

Executive Officers are granted limited stock appreciation rights in connection with a Hostile Take-Over (as defined in the 1993 Plan). Upon the occurrence of a Hostile Take-Over, each option in effect for at least six months will automatically be canceled and the optionee will be entitled to a cash payment as determined under the 1993 Option Plan.

Automatic Option Grants to Non-Employee Directors

The 1993 Option Plan, currently and as proposed to be amended, provides for the following automatic option grants to non-employee Directors:

Initial Option Grant: Subject to the proposed amendment, a new non-employee Director, upon first being elected or appointed to the Board, receives an initial option to purchase 30,000 shares of Common Stock and, for equality, each current non-employee Director will, on the date of stockholder approval of the amendment, also receive an option to purchase 30,000 shares of Common Stock.

Ongoing Option Grants: On the date of each annual meeting,

- *Grant for Service as a Director:* Each non-employee Director who is elected to the Board at such annual meeting, whether first elected or reelected, is automatically granted an option to purchase 12,000 shares of Common Stock.

- *Additional Grant for Service on a Committee:* Each non-employee Director who serves on, or first becomes a member of, an active standing committee of the Board at the time of the annual meeting is automatically granted an option to purchase 4,000 shares of Common Stock.

- *Additional Grant for Service as Chairperson of a Committee:* Each non-employee Director who serves as, or first becomes, a Chairperson of an active standing committee of the Board is automatically granted an option to purchase 4,000 shares of Common Stock or, subject to the proposed amendment, 8,000 shares of Common Stock in the case of the Chairperson of the Audit Committee.

If such an election or appointment occurs sometime other than at an annual meeting, the non-employee Director is automatically granted an option to purchase a pro-rata portion of the applicable number of shares. In the case of election to the Board, the pro-rata calculation is based upon the date first elected to the Board and the date of the next annual meeting at which such Director's term will expire. In the case of appointment as a member of an active standing committee of the Board or as a Chairperson of such a committee, the pro-rata calculation is based upon the date first appointed and the date of the next annual meeting.

Under the current 1993 Option Plan, non-employee Directors are eligible to receive grants of options made under the automatic option grant provisions and are not eligible to receive grants of options made under any other provisions of the 1993 Option Plan. The proposed amendment will remove such limitation.

Options granted under the automatic grant program are non-statutory and vest immediately upon the grant date, and are exercisable in equal monthly installments over three years beginning one month following the grant date. The exercise price of an option is payable upon exercise. Options have a term of ten years measured from the grant date.

Options granted to non-employee Directors who have served on the Board for at least three years, and who are at least age 65 at the time of retirement from the Board, become fully exercisable as of the date of retirement and remain exercisable until the expiration or sooner termination of the option term. Options granted to non-employee Directors, whose termination of service is due to death, but who have served on the Board for at least three years, become fully exercisable as of such date and remain exercisable until the expiration or sooner termination of the option term. Options are not assignable or transferable other than by will or by the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by the optionee.

In the event that an optionee ceases to serve on the Board (other than by reason of death or retirement after having attained the age of 65), he or she will have three months following the cessation of service to exercise options that are exercisable as of that date. If an optionee dies while serving on the Board, or within three months after ceasing to serve on the Board, options, to the extent exercisable as of that date, may be exercised by such optionee's personal representative or estate for twelve months following death or until the expiration date, if sooner.

In the event of a Corporate Transaction or Change in Control, all shares subject to options will become exercisable immediately before the event that constitutes a Corporate Transaction or Change in Control, and thereafter terminate. In the event of a Hostile Take-Over, each option outstanding for at least six months will automatically be canceled and the optionee will be entitled to a cash payment as determined under the 1993 Option Plan.

Option Exercise Price

The exercise price of any discretionary option granted under the 1993 Option Plan is set by the Committee, but it may not be less than the fair market value of the Common Stock on the date of grant. The exercise price of an incentive stock option granted to a participant who owns in excess of 10% of the outstanding voting stock of the Company will be 110% of the fair market value of the Common Stock on the date of the grant. The exercise price of each automatic option granted to a non-employee Director under the 1993 Option Plan is the fair market value of the Common Stock on the date of grant.

Stock Appreciation Rights

The Committee has the discretion to accept the surrender of one or more outstanding discretionary options and authorize, in exchange, the payment by the Company of an appreciation distribution equal to the excess of: (i) the fair market value (on the date of surrender) of the vested shares of Common Stock surrendered over (ii) the option price payable for such vested shares. This payment may be made, in the discretion of the Committee, in shares of Common Stock valued at fair market value on the date of surrender, or in cash, or a combination of shares and cash. This provides a mechanism for extinguishing stock option rights with the issuance of fewer shares than would be required for an option exercise, thereby potentially reducing dilution of the Company's outstanding Common Stock.

Discretionary Grants of Restricted Stock

Officers, Directors (other than non-employee Directors) and key employees are eligible to receive restricted stock awards except, that employees owning more than 10% of the outstanding voting stock are not eligible. In the discretion of the Committee, shares of restricted stock may be vested immediately or may vest over a period of time, as specified in the restricted stock agreement. Whether or not the shares of restricted stock are fully vested when issued, the awardee will have all rights of a stockholder as of the date of issuance, which will entitle the awardee to voting rights and the right to receive dividends. Upon termination of employment, the unvested shares of restricted stock will be surrendered to the Company for cancellation in exchange for a cash payment equal to the aggregate par value of the shares and the awardee will thereafter cease to have any rights in those shares. In its discretion, the Committee may waive, in whole or in part, the Company's cancellation of unvested restricted stock held by an employee at termination.

In the event of a "Corporate Transaction", in which the Common Stock is converted into cash or other securities, unvested shares of restricted stock will be converted into the same consideration, which may, in the discretion of the Committee, be held in escrow until such time as the shares would otherwise have vested, pursuant to the original vesting schedule, and thereafter distributed. In the event that the Company's right to cancel unvested shares of restricted stock are not assigned to a successor corporation in a Corporate Transaction, such shares will become fully vested immediately before the effective date of the Corporate Transaction. If the Company is acquired in a transaction in which the Company is not the surviving entity, shares of restricted stock will not become vested unless the 1993 Option Plan is terminated in connection with the transaction. In the event of a "Change in Control", the Committee will have the discretion to accelerate the vesting of shares of restricted stock for one or more employees.

Term of Plan

The Board may terminate the 1993 Option Plan at any time. The 1993 Option Plan is scheduled to terminate on August 10, 2008. Any options outstanding upon the termination of the 1993 Option Plan will continue to remain outstanding and exercisable in accordance with the terms and provisions of the instruments evidencing those grants.

The Board may amend or modify the 1993 Option Plan, or any part thereof, at any time and for any reason. However, the Company will solicit stockholder approval for any amendment to the 1993 Option Plan to the extent necessary and desirable to comply with applicable laws. Generally, no such action by the Board or stockholders may alter or impair any award previously granted under the 1993 Option Plan without the consent of the awardee.

Federal Income Tax Consequences

The following description is only a brief summary of certain United States federal income tax consequences relating to the 1993 Option Plan and is not intended to be exhaustive. Interested parties should consult their own advisors as to specific tax consequences, including the application and effect of foreign, state and local tax laws. Reference is made to the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, for a complete statement of all relevant federal tax provisions.

Incentive and Non-statutory Options. An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or at the time it is exercised, although exercise of the option may subject the optionee to the alternative minimum tax. The Company will not be allowed a deduction for federal income tax purposes as a result of the exercise of an incentive stock option regardless of the applicability of the alternative minimum tax. Upon the sale or exchange of the shares at least two years after grant of the option and one year after exercise of the option, any gain will be treated as long-term capital gain. If these holding periods are not satisfied at the time of sale, the optionee will recognize ordinary income equal to the difference between the exercise price and the lower of (i) the fair market value of the stock at the date of the option exercise or (ii) the sale price of the stock, and the Company will be entitled to a deduction in the same amount. Any additional gain or loss recognized on such a premature disposition of the shares will be characterized as capital gain or loss. If the Company grants an incentive stock option and as a result of the grant the optionee has the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, then the excess shares must be treated as non-statutory options.

An optionee who is granted a non-statutory stock option will also not recognize any taxable income upon the grant of the option. However, upon exercise of a non-statutory stock option, the optionee will recognize ordinary income for tax purposes measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized by an optionee who is an employee of the Company will be subject to tax withholding by the Company. Upon resale of the shares by the optionee, any difference between the sales price and the fair market value at the time of exercise, to the extent not recognized as ordinary income as described above, will be treated as capital gain or loss. The Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income recognized by the optionee.

Stock Appreciation Rights. An optionee who is granted a stock appreciation right will have taxable ordinary income subject to income and employment tax withholding, if an optionee is a U.S. employee, in the year of exercise, equal to the amount of the appreciation distribution. The Company will be entitled to a business expense deduction equal to the appreciation distribution for the taxable year of the Company in which the ordinary income is recognized by the optionee.

Restricted Stock Awards. Upon receipt of a restricted stock award, a recipient generally recognizes ordinary taxable income in the amount of the excess of the then fair market value of the common stock over any consideration paid for the common stock. However, if the common stock is subject to a "substantial risk of forfeiture" (such as a requirement that the recipient continue in the employ of the Company in order to avoid a Company right of repurchase) and the recipient does not make an election under section 83(b) of the Code, the recipient will recognize ordinary taxable income upon the lapse of the risk of forfeiture, rather than at receipt, in an amount equal to the excess of the fair market value on the date of lapse over the purchase price. The taxable income will be subject to income and employment tax withholding, and the Company will be entitled to a corresponding income tax deduction. If the recipient makes an election under section 83(b) of the Code within 30 days of the grant, the recipient will recognize taxable income equal to the excess of the fair market value of the shares on the date of grant over the purchase price. The Company will be entitled to a deduction equal to the income recognized by the recipient. The consequences upon sale or disposition of the shares awarded or sold generally are the same as for common stock acquired under a non-statutory option (see above).

Parachute Payments. If the exercisability of an option or stock appreciation right is accelerated as a result of a Corporate Transaction or Change in Control, all or a portion of the value of the option or stock appreciation right at that time may be a "parachute payment" for purposes of the "excess parachute payment" provisions of the Code. Those provisions generally provide that if parachute payments to Officers, highly compensated employees, or employee stockholders exceed three times such an employee's average compensation for the five tax years preceding the Corporate Transaction or Change in Control, the employer corporation may not deduct any amount with respect to the parachute payment in excess of one times the average compensation, and the recipient is subject to a 20% excise tax on such excess over one times average compensation.